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                                                                    EXHIBIT 4.25

                   GE CAPITAL CORPORATION COMMITMENT AGREEMENT

                                 USA TRUCK, INC.


November 19, 2002


USA Truck, Inc.
3108 Industrial Park Road
Van Buren, AR  72956


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
TRANSACTION:                                     Tax-Oriented Lease, with Terminal Rental Adjustment Clause
                                                 (TRAC)

GUARANTOR:

LESSOR:                                          General Electric Capital Corporation or its assignee

LESSEE:                                          USA Truck, Inc.

EQUIPMENT:                                       New Tractors

EQUIPMENT LOCATION:                              East Peoria, Illinois

EQUIPMENT COST:                                  See Attached Exhibit

DEPRECIATION ASSUMPTION:                         3 year MACRS

DELIVERY ASSUMPTIONS:                            See Attached Exhibit

LAST DELIVERY DATE:                              12/30/03

BASIC TERM COMMENCEMENT DATE:                    See Attached Exhibit

BASIC TERM:                                      42 Months

RENTAL INTERVAL:                                 Monthly in Arrears

BASIC TERM RENTAL FACTORS:                       See Attached Exhibit

BASIC TERM RENT:                                 See Attached Exhibit

PROPOSAL/PRICING VALID UNTIL:                    November 26, 2002

TERMINAL RENTAL ADJUSTMENT:                      The Lease would contain provisions requiring the aggregate rentals to be adjusted upward or downward by reference to the net amount realized by GE Capital from the sale of the Equipment following Lease expiration.  Specifically, if the net amount realized is less than the TRAC Amount, Lessee would be required to pay the shortfall to GE Capital.  If the net amount is above the TRAC Amount, GE Capital would pay to Lessee 100% of the excess.

TRAC AMOUNT:                                     40%
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This proposal and the lease rate enclosed are specifically based upon the following Terms and Conditions:

1. PURCHASE OF EQUIPMENT: We anticipate that Lessee will submit its order for the Equipment to the vendor. GE Capital would then take an assignment of Lessee's purchase order. Such assignment would be conditioned upon the leasing of the Equipment by Lessee from GE Capital.

2. TAX BENEFITS AND TAX QUALIFICATIONS: It is assumed that Lessor would be considered owner of the equipment for state and federal income tax purposes. It is further assumed that GE Capital will be entitled to the following benefits of tax ownership: 3 Year (the "Tax Benefits"). The rents and rental factors used in this proposal are based, in part, on the leased equipment being eligible for the initial year's 30% Bonus depreciation, in the hands of the Lessor. Should this not be the case, Lessor would be entitled to modify the proposal by adjusting the rents and rental factors accordingly. Lessee will indemnify GE Capital for loss of Tax Benefits due to Lessee's acts or omissions or breach of representation, as well as for any reduction in GE Capital's economic return resulting from increases in Federal income tax rates after the date of this proposal.

3. NET LEASE: The Lease will be a "net lease" with the Lessee responsible for paying rent under all circumstances. Lessee is specifically responsible for all expenses, maintenance, insurance and taxes relating to the purchase, lease, possession and use of the equipment excluding, however, taxes based solely on the net income of the Lessor.

4. MAINTENANCE AND INSURANCE: All maintenance and insurance (fire and theft, extended coverage and liability) are the responsibility of the Lessee. Lessee will be responsible for maintaining in force, property and liability insurance with companies in amounts and coverage's satisfactory to GE Capital.

5. WARRANTIES: Lessor would lease the Equipment to Lessee on an as is basis. However, Lessor would assign to Lessee all warranties, guarantees, and services provided by the manufacturer or vendor (to the extent they are assignable).

6. DOCUMENTATION: GE Capital's current standard lease documentation for this type of equipment will be used. Any changes to this documentation must be approved by GE Capital. For a multiple location transaction, either GE Capital's Master Lease Agreement with separate schedules for each location or individual leases for each location can be used depending on your requirements and those of the transaction.

7. INDEXING: The Rental Amount quoted in the Proposal will be adjusted prior to the Term Commencement Date for each basis point change (.01%) change in the rate of the 3-year Treasury note yield to final maturity at the time of Equipment acceptance, as specified in the Federal Reserve statistical release H.15 site, www.federalreserve.gov/releases/h15/current. The benchmark for the 3-year Treasury note applicable to the transaction is 2.11% (the "Benchmark rate") and was established on October 1, 2002.

8. ELECTRONIC PAYMENTS: If Lessee chooses to elect, scheduled payments can be set-up with the Electronic Payment System being the Standard form of payment; appropriate documentation will be provided. There is no fee for this service and it can be terminated at any time.

9. UPGRADES AND IMPROVEMENTS: GE Capital will consider leasing upgrades and improvements to the equipment throughout the lease term, depending upon investment and credit approval requirements at that time. Lease terms and rates will be determined based upon the facts and circumstances and tax law in effect at the time of any additional leasing.

This proposal constitutes only a general, non-binding expression of interest on the part of GE Capital. THIS PROPOSAL IS SUBJECT TO GE CAPITAL'S CREDIT, LEGAL AND INVESTMENT APPROVAL PROCESS AND IS NOT INTENDED TO, AND DOES NOT, CREATE A LEGALLY BINDING COMMITMENT OR OBLIGATION ON THE PART OF GE CAPITAL. The creation of such a legally binding commitment or obligation is subject to, among other things, the completion by GE Capital of an in-depth investigation of the proposed investment, the results of which are deemed




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satisfactory by GE Capital and the negotiation, execution and delivery of definitive documents which shall be mutually agreed upon by all parties. IT IS UNDERSTOOD THAT NO PARTY HERETO SHALL BE LEGALLY BOUND TO THE OTHER BY REASON OF THIS LETTER, NOR SHALL RIGHTS, LIABILITIES OR OBLIGATIONS ARISE AS A RESULT OF THIS LETTER.



PROPOSAL ACCEPTED:

By: USA Truck, Inc.

Name: Cliff Beckham
      ------------------------------------

Title:   CFO
      ------------------------------------

Date:    November 27, 2002
      ------------------------------------

Federal ID #: 71-0556971
             -----------------------------

Email Address:

Proposal Id: 1V3-9KV



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